Issuer Free Writing Prospectus

Filed pursuant to Rule 433(d)

Registration No. 333-163463

April 30, 2012

US Airways, Inc. (“US Airways”)

Securities:	Class C Pass Through Certificates, Series 2012-1 (“Class C Certificates”)

Amount:	$118,636,000

CUSIP:	90345WAC8

ISIN:	US90345WAC82

Coupon:	9.125%

Make-Whole Spread over Treasuries:	0.50%

Public Offering Price:	100%

Expected Ratings:
Standard & Poor’s Ratings Services	B
Moody’s Investor Service, Inc.	B3
Fitch, Inc.	B

Underwriting:
Morgan Stanley & Co. LLC	$ 44,488,500
Citigroup Global Markets Inc.	$ 22,540,840
Goldman, Sachs & Co.	$ 29,659,000
Barclays Capital Inc.	$ 11,863,600
Merrill Lynch, Pierce, Fenner & Smith Incorporated	$ 8,897,700
Natixis Securities Americas LLC	$ 1,186,360

Concession to Selling Group Members:	0.50%

Discount to Broker/Dealers:	0.25%

Underwriting Commission:	$1,334,655

US Airways’ Transaction Expenses:	$400,000, after giving effect to the expenses described in the recently announced offering of the Class A Pass Through Certificates, Series 2012-1 (the “Class A Certificates”) and Class B Pass Through Certificates, Series 2012-1 (the “Class B Certificates”)

Underwriting Agreement:	Dated April 30, 2012

Settlement:	May 14, 2012 (T+10) closing date, the tenth business day following the date hereof

Preliminary Prospectus Supplement:	US Airways has prepared a Preliminary Prospectus Supplement, dated April 30, 2012, which includes additional information regarding the Class C Certificates

Concurrent Offering:

Concurrently with the offering of the Class C Certificates, US Airways is also offering $379,785,000 in aggregate face amount of its 5.90% Class A Certificates and $124,958,000 aggregate face amount of its 8.00% Class B Certificates pursuant to a Preliminary Prospectus Supplement dated April 30, 2012. The offering of the Class C Certificates is conditioned on the completion of the offering of the Class A Certificates and Class B Certificates

The make-whole spread over treasuries is 0.50% for the Class A Certificates and the Series A Equipment Notes and 0.50% for the Class B Certificates and the Series B Equipment Notes.

The available amount under the Liquidity Facility for the Class A Trust and the Class B Trust at April 1, 2013, the first Regular Distribution Date after all Aircraft are expected to have been financed pursuant to the offering, assuming such Aircraft are so financed and that all interest and principal due on or prior to April 1, 2013 is paid, will be $33,550,417 for the Class A Trust and $14,984,150 for the Class B Trust.

“Maximum Commitment” for the Liquidity Facility for the Class A Trust and the Class B Trust means initially $33,610,973 and $14,994,960, respectively, as the same may be reduced from time to time as described in the Preliminary Prospectus Supplement dated April 30, 2012.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Morgan Stanley toll-free at 1-866-718-1649, Citigroup at 1-212-723-6171, Goldman, Sachs & Co. toll-free at 1-866-471-2526, Barclays toll-free at 1-888-603-5847, BofA Merrill Lynch toll-free at 1-800-294-1322 or Natixis at 1-212-698-3108 (institutional investors).